
A9 5/25/2004

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAY 2 4 2004

SEC FILE NUMBER
8-42899

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/03_____ AND ENDING _____12/31/03_____
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

International Capital Markets Group, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 Lancaster Lane
_____
(No. and Street)

Des Plaines	IL	60018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randolph C. Read   310 - 230 - 7553
                                                    (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAY 27 2004
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential Persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Randolph C. Read, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of International Capital Markets Group, Inc., as of December 31, 2003, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____

_____

_____

Sworn and subscribed to me on the
24th day of _March 2004_

_____   _____
        Notary Public   Signature

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

Chairman
_____
        Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation. .
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

International Capital Markets Group, Inc.
Table of Contents
December 31, 2003



Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Stockholder of
International Capital Markets Group, Inc.

We have audited the accompanying statement of financial condition of International Capital Markets Group, Inc. as of December 31, 2003, that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of International Capital Markets Group, Inc. as of December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Chicago, Illinois
April 19, 2004

International Capital Markets Group, Inc.
Statement of Financial Condition
December 31, 2003

Assets

Cash	$	865
Securities owned		29,550
Accounts receivable		25,000
Total assets	$	55,415

Liabilities and Stockholder's Equity

Current liabilities		
Accounts payable and accrued expenses	$	7,750
Stockholder's equity		
Common stock		47,665
Total stockholder's equity		47,665
Total liabilities and stockholder's equity	$	55,415

Note 1   Nature of Operations and Significant Accounting Policies

Nature of Operations—International Capital Markets Group, Inc. (the "Company") is registered as a securities broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers. Its business is generally limited to corporate financing and consulting regarding mergers and acquisitions. The Company is a wholly owned subsidiary of ICMG Holdings, Inc. (the "Parent").

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities Owned—Securities owned represents an investment in the National Association of Securities Dealers, a portion of which is nonmarketable. The investment is carried at fair value.

Income Recognition—Consulting fees are recorded when earned.

Income Taxes—The Company files a consolidated income tax return with its Parent. Income taxes have been provided on a separate company basis.

Note 2   Related-Party Transactions

Consulting fees were earned for services rendered to Read & Co., the owner of the Parent. Certain expenses relating to office services and space were provided by the Parent at no cost.

Note 3   Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "net capital" equal to $5,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined.

Adjusted net capital and aggregate indebtedness change from day to day, but at December 31, 2003, the Company had net capital and net capital requirements of approximately $14,000 and $5,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.

Note 4   Contingencies

The Company is subject to regulatory penalties for failure to timely file its annual audited financial statements for the year ended December 31, 2003. The amount of the assessed penalty is yet to be determined; however, management believes it has sufficient regulatory capital to absorb such penalty.